Exhibit 12.1
Avnet, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Fiscal Year Ended
	July 3,	June 27,	June 28,	June 30,	July 1,
	2010	2009	2008	2007	2006
	(in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$585,083	$(1,094,968)	$693,404	$572,230	$302,873
Add fixed charges	85,561	103,304	111,125	111,524	132,594

Total earnings ( loss)	$670,644	$(991,664)	$804,529	$683,754	$435,467

Fixed charges:
Interest on indebtedness	$61,748	$78,666	$88,224	$91,949	$110,167
Amortization of debt expense	2,317	3,177	3,176	3,413	5,043
Interest component of rent expense	21,496	21,461	19,725	16,162	17,384

Total fixed charges	$85,561	$103,304	$111,125	$111,524	$132,594

	7.8	*	7.2	6.1	3.3

*	Earnings were deficient in covering fixed charges by $1.09 billion for the fiscal year ended June 27, 2009.